Exhibit 99.1

Rogers Purchasing Additional Shares of Cogeco Cable Inc. and Cogeco Inc.

TORONTO, Nov. 4 /CNW/ - Rogers Communications Inc. announced today that it has entered into agreements with third parties to purchase 892,250 subordinate voting shares of Cogeco Cable Inc. and 946,090 subordinate voting shares of Cogeco Inc. pursuant to the private agreement exemption under applicable securities laws.

Rogers Communications is acquiring the subordinate voting shares of Cogeco Cable Inc. at a cash purchase price, excluding commissions, of $43.98 per share, for aggregate consideration of $39.2 million. Rogers Communications is acquiring the subordinate voting shares of Cogeco Inc. at a cash purchase price, excluding commissions, of $37.77, for aggregate consideration of $35.7 million. RCI is acquiring the Cogeco Inc. shares and the Cogeco Cable Inc. shares for investment purposes. RCI has no current intention of acquiring ownership of or control or direction over any additional Cogeco Inc. or Cogeco Cable Inc. shares but reserves the right to acquire additional shares of Cogeco Inc. or Cogeco Cable Inc., to sell all or any portion of its holding of such shares or to enter into derivative or other transactions with respect to the shares owned by it. This press release is being issued as required under the early warning requirements of applicable securities laws.

The Cogeco Cable Inc. shares being acquired represent approximately 2.7% of the outstanding Cogeco Cable Inc. subordinate voting shares. After giving effect to these purchases, Rogers Communications will own 10,687,925 subordinate voting shares of Cogeco Cable Inc. representing approximately 32.5% of the subordinate voting shares and approximately 22.0% of the equity of Cogeco Cable Inc.

The Cogeco Inc. shares being acquired represent approximately 6.3% of the outstanding Cogeco Inc. subordinate voting shares. After giving effect to these purchases, Rogers Communications will own 5,969,390 subordinate voting shares of Cogeco Inc. representing approximately 39.9% of the subordinate voting shares and approximately 35.5% of the equity of Cogeco Inc.

About the Company:

Rogers Communications is a diversified public Canadian communications and media company. We are Canada's largest provider of wireless voice and data communications services and one of Canada's leading providers of cable television, high-speed Internet and telephony services. Through our wholly-owned subsidiary, Rogers Media Inc. and its subsidiaries, we are engaged in radio and television broadcasting, televised shopping, magazines and trade publications, and sports entertainment. We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI). For further information about the Rogers group of companies, please visit www.rogers.com.

%CIK: 0000733099

For further information: Bruce M. Mann, Rogers Communications, (416) 935-3532; Dan Coombes, Rogers Communications, (416) 935-3550

CO: Rogers Communications Inc.

CNW 22:59e 04-NOV-10